EXHIBIT I

SECURITIES AND EXCHANGE COMMISSION
(Release No.        )
April __, 1999

      The National Grid Group plc ("National Grid") and the New England Electric System ("NEES") have filed an application-declaration under the Public Utility Holding Company Act of 1935, as amended, seeking authority for National Grid to acquire, indirectly, the outstanding securities of NEES, and for certain related transactions.

      The filing and amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ________, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                        Jonathan G. Katz

                                         Secretary